

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 16, 2015

Via E-mail
Mr. David F. Emery
Chief Executive Officer
Regulus Corporation
423 Main Street, 2ndFloor
Rockland, ME 04841

> **Re: Regulus Corporation**
> **Registration Statement on Form S-1**
> **Filed June 19, 2015**
> **File No. 333-205130**

Dear Mr. Emery:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Prospectus Cover Page

2. Please disclose whether the best efforts offer has no minimum. If so, please revise to clarify throughout the prospectus. In addition, please revise the prospectus cover page to clarify whether there are any minimum purchase requirements. See Item 501(b)(8)(iii) of Regulation S-K.

Summary Information, page 6

3. Clarify the percent RYS & Company Management LLC will own after the offering, assuming the maximum shares are sold and assuming no shares are sold. Similarly revise the risk factor disclosure and include appropriate disclosure in the beneficial ownership table.

Use of Proceeds, page 22

4. Please revise the disclosure to provide the use of proceeds for all the proceeds, including the net remaining proceeds. In addition, please disclose your intention to repay related party loans and make other payments to related parties, if any, with the offering proceeds. Also clarify whether any of the salaries and commissions may be used to compensate officers and directors.

5. We note the disclosure in the two paragraphs following the table that the use of proceeds could change in the future as your plans and business conditions evolve and that you retain broad discretion in the application of the net proceeds from this offering. The company may reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated. See Instruction 7 to Item 504 of Regulation S-K.

Dilution, page 24

6. Under the assumption that 75% of the offering common stock is sold, you disclose 1,750,000 shares of common stock are sold with gross proceeds of $1,750,000. It appears to us that 75% of the offering should be 1,500,000 shares of common stock with maximum offering price of $1,500,000. Please revise your disclosure under the use of proceeds and dilution sections accordingly.

Description of Securities, page 28

7. We note from disclosure on this page that the company is authorized to issue 10,000,000 shares of common stock. However, disclosure on page 18 states that you are authorized to issue 100,000,000 shares of common stock and that there currently are 10,000,000 shares of common stock outstanding. Please reconcile or advise. In addition, we note the disclosure in this section and throughout regarding the preferred shares authorized for issuance. We are unable to locate any provisions relating to preferred stock in either the articles of incorporation or bylaws. Please reconcile or advise.

Business Operations, page 31

8. We note your disclosure on this page that the company "uses its sales offices in Florida, Illinois, Maine, Washington and North Carolina to generate clients and investors" and a reference on page 47 to the company's "offices." We also note disclosure under "properties" on page 42 indicating that the company currently has one office in Rockland, ME. Please clarify or advise. Please also discuss in greater detail your "broker network."

9. We note your disclosure throughout this section indicating existing business relationships among the company and third-party financial institutions and "a substantial list of private clients." For example and without limitation, we note the statement on page 31 that the company has "strong relationships with institutions and large underwriters that can facilitate anywhere from $1 million to $50 million in emerging growth companies." Similarly, we note statements reflecting operations, such as the statement on page 33 that "we have facilitated loans for companied traded on the NYSE, AMEX…." We also note the statement on page 37 that you will reach out to "150 to 300 thousand recipients driving visitors to your website." Please provide the basis for such disclosures or remove.

10. We note the statement on page 36 that the company has "established a comprehensive network of funding sources, financial resources and third-party outsourcing." Please disclose the parties and terms of the arrangements.

11. Please provide a more detailed discussion of the consulting agreement with Morningstar Services. For instance, discuss in greater detail the consulting services to be provided. In addition, please reconcile the compensation terms as discussed on page 38 with the terms of the agreement. In addition, please file the executed Exhibit 10.1.

Employees, page 41

12. Please revise your disclosure in this section to clarify the number of full-time employees, as required by Item 101(h)(xii). Please also reconcile the compensation terms of Mr. Shad as set forth in this section with the agreement filed as Exhibit 10.3.

Directors, Executive Officers, Promoters, and Control Persons, page 42

13. Please revise your disclosure to briefly describe the business experience during the past five years for each of your directors and executive officers, as required by Item 401(e) of Regulation S-K. Please provide beginning and ending dates of employment for each position listed.

14. We note the disclosure on page 44 that you have not paid any compensation to your officers since inception. Please reconcile with the disclosure that you issued shares to Mr. Shah pursuant to the independent contractor agreement. Please also revise to discuss any compensation paid to directors, not just cash as referenced in this section.

Certain Relationships and Related Transactions, page 46

15. Please provide the disclosure required by Item 404(a)(5) of Regulation S-K for each debt transaction discussed in this section. In discussing the agreement with Mr. Schradermeier, please also include the additional terms of the agreement.

Liquidity and Capital Resources, page 47

16. Please provide the basis for your statement that you expect negative cash flow per month of $1500 and revenues of $2000 per month.

Financial Statements, page 54

17. It appears the financial statements as of February 28, 2015 and for the period February 1, 2015 (inception) through February 28, 2015 listed in the table of contents are inconsistent with the financial statements as of March 31, 2015 and for the period February 5, 2015 (inception) through March 31, 2015 provided on pages 54 through 58 and disclosed in the audit report on page 65. Please revise the table of contents accordingly.

Item 15. Recent Sales of Unregistered Securities, page 67

18. Please reconcile the disclosure in this section with the disclosure elsewhere in the prospectus and the financial statements. Please also explain the facts supporting the exemption relied upon.

Signatures, page 70

19. Please revise the signature page to include the signatures of at least a majority of your board of directors. Refer to Instruction 1 to Signatures on Form S-1.

Exhibits

20. We note that the exhibits were filed in an improper electronic format. Please note that while you may file electronic documents as an image as an unofficial copy, you must still file your exhibits with an acceptable electronic format. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.

<u>Exhibit 23.2</u>

21. Your independent accountant's consent dated April 7, 2015 appears to be outdated. We also note the consent date appears to be earlier than the audit report date of May 28, 2015 referenced here. Please amend your filing to provide a currently dated consent from your independent accountant.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Suying Li at (202) 551-3335 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Hillary Daniels at (202) 551-3959 or Pamela Howell at (202) 551-3357 with any other questions.

                                           Sincerely,

                                           /s/ Pamela Howell
                                         for

                                         John Reynolds
                                         Assistant Director

cc: Adam S. Tracy, Esq.
        Securities Compliance Group, Ltd.